UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

Fourth Wave Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

35131P102

(CUSIP Number)

Charles Faulkner

350 North Orleans Street, Suite 9000N

Chicago, IL 60654

(707) 687-9093

With copies to:

Nason Yeager Gerson Harris and Fumero, PA

3001 PGA Blvd., Suite 305

Palm Beach Gardens, Florida 33410

Attention: Brian Pearlman, Esq.

(561) 686-3307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

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[1]	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35131P102	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles Faulkner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,045,385(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,045,385 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,045,385(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21%
14	TYPE OF REPORTING PERSON IN

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(1) Includes 31,979,352 shares of Common Stock beneficially owned by the reporting person that are issuable upon exercise of stock option grants.

CUSIP No. 35131P102	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D filed by the reporting person relates to the common stock, $0.001 par value of Fourth Wave Energy, Inc. (the “Company”). The principal address of the Company is 350 North Orleans Street, Suite 9000N, Chicago, IL 60654.

ITEM 2.	IDENTITY AND BACKGROUND

a.	Charles Faulkner

b.	350 North Orleans Street, Suite 9000N, Chicago, IL 60654.

c.	The reporting person is the Chief Executive Officer, President and a Director of the Company, with principal business address at 350 North Orleans Street, Suite 9000N, Chicago, IL 60654.

d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a citizen of the United Kingdom.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 31, 2022 the Reporting Person received 55,066,033 shares of Issuer’s Common Stock as merger consideration received in connection with the closing of an Agreement and Plan of Merger and Reorganization dated December 2, 2021 (“Merger Agreement”) by and among the Issuer, FWAV Acquisition Corp., a Wyoming corporation (“Merger Sub) and Edgemode, a Wyoming corporation (“Edgemode”). Reporting Person’s shares of Edgemode were automatically converted into that certain number of shares of Issuer’s Common Stock, $0.001 par value per share as calculated by the 80% Calculation as defined in the Merger Agreement. On January 31, 2022 the Issuer granted the Reporting Person 31,979,352 fully vested stock options to purchase shares of common stock at an exercise price of $0.40 under a Stock Option Grant.

ITEM 4.	PURPOSE OF THE TRANSACTION.

All of the Issuer’s securities owned by the Reporting Person were acquired for investment purposes only and are being held as long-term investments.  Pursuant to the terms of the Merger Agreement dated December 2, 2021, Reporting Person was appointed to the Issuer’s Board of Directors and appointed CEO and President.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  The reporting person beneficially owns 87,045,385 shares of the Company’s common stock.

(b)  The reporting person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the reporting person.

(c)  Except as described in this Schedule 13D under Item 3 above, the reporting person did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

CUSIP No. 35131P102	13D	Page 4 of 5 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As set forth in this statement, the Reporting Person is a party to a Stock Option Grant and an Executive Employment Agreement with Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

2.1       Agreement and Plan of Merger dated December 2, 2021 by and among Issuer, FWAV Acquisition Corp. and Edgemode, by reference to Exhibit 2.1 of Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 8, 2022.

10.1       Form of Executive Employment, by reference to Exhibit 10.1 of Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 8, 2022.

10.3       Form of Stock Option Grant, by reference to Exhibit 10.3 of Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 8, 2022.

CUSIP No. 35131P102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2022	By:	/s/ Charles Faulkner
Charles Faulkner

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).